UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ x ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________              Commission File Number: _______________

AURYN RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 600, 1199 West Hastings Street
Vancouver, British Columbia, Canada V6E 3T5
(778) 729-0600
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[   ] Annual Information Form                   [   ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [   ]       No [ x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [   ]       No [ x ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company[x]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

[ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

INTRODUCTORY INFORMATION

     Auryn Resources Inc. (the “Company” or “Auryn”) is a Canadian public company whose common shares are listed on the Toronto Stock Exchange and approved for listing on the NYSE MKT exchange operated by the NYSE MKT LLC (the “NYSE MKT”). Auryn is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this registration statement on Form 40-F (the “Registration Statement”) pursuant to the Canada/ United States multi-jurisdictional disclosure system (the “MJDS”). References to the “Registrant” or “Auryn” in this Registration Statement mean Auryn Resources Inc. and its subsidiaries, unless the context suggests otherwise

PRINCIPAL DOCUMENTS

     Each of the documents that is filed as an exhibit to this Registration Statement, as set forth in the Exhibit Index attached hereto, is incorporated by reference herein.

     The Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.77 to Exhibit 99.81, inclusive, as set forth in the Exhibit Index attached hereto and as required by General Instruction D.(9) of Form 40-F.

DESCRIPTION OF COMMON SHARES

     A description of the common shares of the Registrant registered pursuant to this Registration Statement, as required by General Instruction B.(2) of Form 40-F, is set forth in the section entitled “Description of Capital Structure—Common Shares” starting on page 59 of the Annual Information Form of the Registrant for the year ended December 31, 2016 (the “2016 AIF”) filed as Exhibit 99.7, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

     This Registration Statement includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Registration Statement and documents incorporated by reference herein and include statements regarding the Registrant’s intent, belief or current expectation and that of the Registrant’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Registration Statement or in documents incorporated by reference in this Registration Statement, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Registrant’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements.

  Forward-looking statements include, among others, statements regarding:

  future capital expenditures and expenditures from operations;

  future plans of the Company;

  success of exploration activities;

  government regulation of mining operations (including attaining necessary permits and access rights); and

  future reclamation obligations and other environmental risks.

Forward-looking information reflects Auryn’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in the 2016 AIF include, among others:

  the Company’s ability to comply with applicable governmental regulations and standards;

  the Company’s success in implementing its strategies, achieving the Company’s business objectives;

  the Company’s ability to raise sufficient funds from equity financings in the future to support its operations; and

  general business and economic conditions.

     These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Registrant’s forward-looking statements are based. Investors are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Registrant’s business, financial condition and prospects that is included in the 2016 AIF and in the other documents incorporated by reference herein.

     Persons reading this Registration Statement are cautioned that forward-looking statements are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties including:

  risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

  risks related to the Company’s history of losses, which may continue in the future;

  risks related to increased competition and uncertainty related to additional financing that could adversely affect the Company’s ability to attract necessary capital funding or obtain suitable properties for mineral exploration in the future;

  risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

  uncertainty and volatility related to stock market prices and conditions;

  further equity financing(s), which may substantially dilute the interests of the Company’s shareholders;

  dependence on general economic, market or business conditions;

  fluctuations in metal prices and foreign currency exchange rates;

  changes in business strategies;

  changes in laws and regulations (including those in foreign jurisdictions); and

  other factors described under the heading “Risk Factors” in the 2016 AIF and risks discussed in the management’s discussion and analysis for the year ended December 31, 2016 (the “2016 Annual MD&A”).

     Investors are advised to carefully review and consider the risk factors identified in the 2016 AIF under the heading “Risk Factors”, in the 2016 Annual MD&A and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Registrant’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this Registration Statement are made as of the date hereof and, accordingly, are subject to change after such date.

     Although the Registrant believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Registrant on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Registrant does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained in this Registration Statement and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

     The disclosure in this Registration Statement, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Registration Statement have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

     This Registration Statement uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The Registrant advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

     Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

     It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Registration Statement is economically or legally mineable.

     In addition, this Registration Statement includes references to mineral reserves as defined by NI 43-101. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, references to mineral reserves in this Registration Statement may not have the same meaning as “reserves” under SEC standards.

     In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

     For the above reasons, information contained in this Registration Statement and the documents incorporated by reference herein containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

     NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

     The Company is permitted under the MJDS to incorporate by reference into this Registration Statement disclosure documents that have been prepared by the Company in accordance with Canadian disclosure requirements, which are different from those of the United States. Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (the “IASB”). Consequently, the Company’s audited financial statements for the year ended December 31, 2016, the six months ended December 31, 2015 and the year ended June 30, 2015 have been prepared in accordance with IFRS as issued by the IASB and are subject to Canadian auditing and auditor independence standards, each of which differ in some respects to United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Registration Statement may not be comparable to financial statements prepared in accordance with US GAAP.

OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

     Below is a tabular disclosure of the Registrant’s contractual obligations as at December 31, 2016 (amounts stated in Canadian dollars):

		Less than	1-3		More than 5
	Total	one year	Years	3 to 5 years	years
	($000s)	($000s)	($000s)	($000s)	($000s)

Drilling Contracts (1)	1,000	1,000	-	-	-

Provision for site reclamation and closure	1,747	-	-	-	1,747

Accounts payable and accrued liabilities	818	818	-	-	-

Total	3,565	1,818	-	-	1,747

(1)

As at December 31, 2016, the Registrant entered into certain drilling contracts relating to the exploration activities at Committee Bay project pursuant to which the Registrant was required to make staggered advanced payments totaling $1,000,000 by February 28, 2017. These advanced payments have been paid subsequent to December 31, 2016.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Concurrently with the filing of this Registration Statement, the Registrant will file an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process with respect to the class of securities in relation to which this Registration Statement applies.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 6, 2017	AURYN RESOURCES INC.

		By:	/s/ Shawn Wallace
Shawn Wallace
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Annual and Quarterly Information; Management’s Discussion and Analysis; Certifications

99.1	Interim financial statements of the Registrant for the three months ended March 31, 2017 (May 11, 2017)

99.2	Management’s Discussion and Analysis for the three months ended March 31, 2017 (May 11, 2017)

99.3	Certification of Interim Filings – CEO (May 11, 2017)

99.4	Certification of Interim Filings – CFO (May 11, 2017)

99.5

Consolidated financial statements of the Registrant and the notes thereto for the year ended December 31, 2016, the six months ended December 31, 2015 and the year ended June 30, 2015, together with the report of the auditors on the consolidated financial statements for the year ended December 31, 2016 and the six months ended December 31, 2015 (March 29, 2017)

99.6	Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 (March 29, 2017)

99.7	Annual Information Form of the Registrant for the year ended December 31, 2016 (March 29, 2017)

99.8	Certification of Annual Filings –CEO (March 29, 2017)

99.9	Certification of Annual Filings –CFO (March 29, 2017)

99.10	Interim financial statements of the Registrant for the three and nine months ended September 30, 2016 (September 30, 2016)

99.11	Management’s Discussion and Analysis for the three and nine months ended September 30, 2016 (November 23, 2016)

99.12	Certification of Interim Filings –CEO (November 23, 2016)

99.13	Certification of Interim Filings –CFO (November 23, 2016)

99.14	Interim financial statements of the Registrant for the three and six months ended June 30, 2016 (August 22, 2016)

99.15	Management’s Discussion and Analysis for the three and six months ended June 30, 2016 (August 22, 2016)

99.16	Certification of Interim Filings –CEO (August 22, 2016)

99.17	Certification of Interim Filings –CFO (August 22, 2016)

99.18	Interim financial statements of the Registrant for the three months ended March 31, 2016 (May 30, 2016)

99.19	Management’s Discussion and Analysis for the three months ended March 31, 2016 (May 30, 2016)

99.20	Certification of Interim Filings –CEO (May 30, 2016)

Exhibit Number	Exhibit Description

99.16	Certification of Interim Filings –CEO (August 22, 2016)

99.17	Certification of Interim Filings –CFO (August 22, 2016)

99.18	Interim financial statements of the Registrant for the three months ended March 31, 2016 (May 30, 2016)

99.19	Management’s Discussion and Analysis for the three months ended March 31, 2016 (May 30, 2016)

99.20	Certification of Interim Filings –CEO (May 30, 2016)

99.21	Certification of Interim Filings –CFO (May 30, 2016)

99.22	Annual Information Form of the Registrant for the year ended December 31, 2015 (April 28, 2016)

99.23	Management’s Discussion and Analysis for the six months ended December 31, 2015 (April 28, 2016)

99.24	Audited financial statements of the Registrant and the notes thereto for the six months ended December 31, 2015 and the year ended June 30, 2015 (April 28, 2016)

99.25	Certification of Annual Filings –CEO (April 28, 2016)

99.26	Certification of Annual Filings –CFO (April 28, 2016)

99.27	Annual Information Form of the Registrant for the year ended June 30, 2015 (April 14, 2016)

Shareholder Meeting Materials

99.28	Report of Voting Results (June 2, 2017)

99.29	Form of proxy (amended) (April 27, 2017)

99.30	Notice of Meeting (April 25, 2017)

99.31	Form of proxy (April 25, 2017)

99.32	Management information circular (April 25, 2017)

99.33	Notice of the Meeting and Record Date (March 16, 2017)

99.34	Form of proxy (May 9, 2016)

99.35	Management information circular (May 9, 2016)

99.36	Notice of Meeting (May 9, 2016)

2

Exhibit Number	Exhibit Description

99.37	Notice of the Meeting and Record Date (March 31, 2016)

Material Change Reports

99.38	Material change report (January 26, 2017)

99.39	Material change report (September 9, 2016)

99.40	Material change report (July 22, 2016)

99.41	Material change report (April 25, 2016)

News Releases

99.42	News release (June 15, 2017)

99.43	News release (June 13, 2017)

99.44	News release (June 5, 2017)

99.45	News release (April 20, 2017)

99.46	News release (February 24, 2017)

99.47	News release (February 15, 2017)

99.48	News release (January 31, 2017)

99.49	News release (January 24, 2017)

99.50	News release (January 9, 2017)

99.51	News release (December 22, 2016)

99.52	News release (November 30, 2016)

99.53	News release (November 28, 2016)

99.54	News release (November 25, 2016)

99.55	News release (November 14, 2016)

99.56	News release (October 14, 2016)

99.57	News release (October 5, 2016)

99.58	News release (October 3, 2016)

99.59	News release (September 26, 2016)

99.60	News release (September 8, 2016)

3

Exhibit Number	Exhibit Description

99.61	News release (August 26, 2016)

99.62	News release (July 13, 2016)

99.63	News release (July 11, 2016)

99.64	News release (June 20, 2016)

99.65	News release (June 14, 2016)

99.66	News release (June 2, 2016)

99.67	News release (May 5, 2016)

99.68	News release (May 4, 2016)

99.69	News release (April 12, 2016)

99.70	News release (April 12, 2016)

99.71	News release (February 22, 2016)

Technical Reports

99.72	Technical report (NI-43-101) (June 16, 2017)

99.73	Technical report (NI 43-101) (November 16, 2016)

Other

99.74	Notice (November 3, 2016)

99.75	Other Material Contracts (July 26, 2016)

99.76	Notice of Intent to Qualify (February 19, 2016)

Consents

99.77	Consent of Deloitte LLP dated July 6, 2017 relating to (i) their audit report dated March 28, 2017 on the consolidated financial statements of the Registrant for the fiscal year ended December 31, 2016, and (ii) their audit report dated April 28, 2016 on the consolidated financial statements of the Registrant for the six months ended December 31, 2015

99.78	Consent of David Ross, P.Geo. dated July 6, 2017

99.79	Consent of Robert W.J. Macdonald July 6, 2017

99.80	Consent of David W. Rennie dated July 6, 2017

99.81	Consent of Barry McDonough dated July 6, 2017